

May 14, 2013

Via E-mail
Mr. H. Thomas Hicks
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

      Re: URS Corporation
               Form 10-K for the Fiscal Year Ended December 28, 2012
               Filed February 26, 2013
               Form 8-K Filed April 17, 2013
               File No. 1-7567

Dear Mr. Hicks:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42
Liquidity and Capital Resources, page 70

1. In future filings, please expand your disclosure to provide additional clarity regarding the amounts of cash and cash equivalents that are available for your use for ongoing cash needs in the U.S. In this regard, please disclose the amount of cash and cash equivalents held outside the U.S., as well as the amounts that are restricted by laws to be used in other countries. Please also disclose that if cash and cash equivalents held outside the U.S. are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds; however, your intent is to permanently reinvest these foreign amounts

outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Income Tax Expense, page 80

2. In future filings, please provide a discussion and analysis for differences in your effective tax rate to your statutory rate for all fiscal years. In this regard, your current disclosure does not address the difference between the statutory rate and the effective tax rate for fiscal year 2012.

Note 6. Joint Ventures, page 113

3. We note your statement that the potential payment for an outstanding performance guarantee is typically the remaining cost of work to be performed by or on behalf of third parties under engineering and construction contracts. It is unclear why you are unable to provide disclosure of this amount. If revenue for these contracts is recognized under the completed contract method, such that total estimated costs to complete are unable to be reasonably estimated, please disclose this fact. We further note your statement that you are unable to estimate the amounts that may be required to be paid in excess of estimated costs to complete contracts, resulting in your inability to calculate your exposure to loss. Please revise your disclosure to address the potential inconsistency between this statement and the first statement noted.

Note 9. Goodwill and Intangible Assets, page 120

4. We note your statement that all of your reporting units had fair values in excess of the carrying values by more than 10%. Please revise your disclosure in future filings and confirm to us that fair values in excess of carrying values by 10% or more is the same as the fair values being substantially in excess of the carrying value such that the reporting unit is not at-risk of failing step one of the impairment test. Otherwise, please expand your disclosures to clarify which reporting units have fair values that are not substantially in excess of the carrying value. Please also expand your disclosures for those reporting units to provide:
    *   A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    *   Description of the specific potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 17. Commitments and Contingencies, page 153

5. We note that you have provided the expanded disclosure you agreed to provide in your letter dated May 29, 2012, in response to comment 7 in our letter dated May 2, 2012. We further

note the additional summary disclosure in which you note that it is reasonably possible that the resolution of any of the above outstanding claims or legal proceedings could have a material adverse effect on you. Please supplement this disclosure in future filings to either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. In this regard, we note your reference to potential loss in your discussion of each claim or legal proceeding. The term potential loss is not defined in ASC 450-20-20. Whereas, reasonably possible loss is contemplated by ASC 450-20-20. Please refer to ASC 450-20-50-4 for guidance on the disclosure requirement.

Form 8-K filed April 17, 2013

Exhibit 99.1
Note 18. Condensed Consolidating Financial Information, page 73

6. We note your disclosure that the Senior Notes are fully and unconditionally guaranteed. We further note from your disclosures in your Form S-4 filed on April 17, 2013, that the indenture contains release provisions for your guarantor subsidiaries. Where you disclose that the guarantees are full and unconditional, please also describe all of the circumstances when a guarantor may be released in future filings.

7. We note from your condensed consolidating balance sheets that the Issuer Parent, Issuer Fox LP, Guarantors, and Non-Guarantors all have intercompany accounts receivable and also intercompany accounts payable. Please describe for us the specific transactions which primarily generate these intercompany receivables and payables for each column. Please also explain how you concluded that these are valid receivables and payables in accordance with US GAAP instead of capital transactions.

8. We note that the Guarantors and the Non-Guarantors have long-term intercompany notes payable balances. However, we did not note any long-term intercompany notes receivable balances included in total assets. Please advise. Please also tell us the specific transactions that generated the notes payable balances and how you concluded that these are payables in accordance with US GAAP rather than capital transactions. Please also tell us if any intercompany interest income and intercompany interest expense has been recognized in the condensed consolidating statements of operations. If you have intercompany interest income and intercompany interest expense, please separately present these amounts on the face of the condensed consolidating statements of operations.

9. In future filings, please separately present interest income from interest expense in accordance with Articles 5-03.7 and 5-03.8 of Regulation S-X.

10. Please tell us what the intercompany notes receivable represents for each column and how you determined that the amounts should be reflected as a reduction to equity including the specific reference to the US GAAP literature that supports your presentation.

11. We note that the Issuer Parent recognized $34.2 million of cash flows provided by operating activities for fiscal year 2012. It is unclear how the Issuer Parent generated positive operating cash flows given the absence of any revenue transactions in 2012 or the inclusion of dividend payments as a financing activity by the Guarantors and Non-Guarantors. Please advise. Please also provide us with a reconciliation of net income (loss) to total operating cash flows using the indirect method for fiscal year 2012 for all columns. Please also address this comment for the March 29, 2013 and March 30, 2012 condensed consolidating cash flow statements included in your March 29, 2013 Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Tracey Smith at (202) 551-3736, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief